

SEC MAIL
RECEIVED
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FEB 27 2007
WASH, D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORTED FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~40729~~ 53406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

K&Z Partners, LLC

OFFICIAL USE ONLY
023757 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, 26th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Mark Kimsey 212-672-0000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road (Address) Farmington (City) CT (State) 06034 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Kimsey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of K&Z Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Partner Mark Kimsey
Title Managing Partner



Notary Public

RANDALL T. SIMS
Notary Public, State of New York
No. 02SI4618343
Qualified in New York County
Commission Expires ~~May 31, 20~~ Aug. 7, 2007

This report ** contains (check all applicable):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

K&Z PARTNERS, LLC

Financial Statements

December 31, 2006


SEC
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION



KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

K&Z PARTNERS, LLC

December 31, 2006

CONTENTS

	PAGE
Facing Page	
Affirmation	
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Supplementary Information to Financial Statements:	
Computation of Net Capital	8
Notes to Computation of Net Capital	9
Computations of Basic Net Capital Requirement and Aggregate Indebtedness	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11



Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Member
K&Z Partners, LLC

We have audited the accompanying statement of financial condition of K&Z Partners, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K&Z Partners, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 5, 2007

K&Z PARTNERS, LLC

Statement of Financial Condition

December 31, 2006

Assets	
Current assets:	
Cash and cash equivalents	$ 47,590
Accounts receivable	14,059
Other assets	180
Total current assets	$ 61,829

Liability and Member's Equity	
Current liability:	
Accounts payable and accrued expenses	$ 24,722
Member's equity	37,107
Total liability and member's equity	$ 61,829

The accompanying notes are an integral part of the financial statements

K&Z PARTNERS, LLC

Statement of Operations

For The Year Ended December 31, 2006

Revenues:	
Investment advisory finders fees	$ 92,015
Consulting income	666,874
Licensee income	18,760
Interest income	234
Other income	125
Gain on sale of fixed assets	4,392
Total revenues	782,400
Expenses:	
Commissions	432,162
Compensation to member	85,000
Compensation to former member	54,500
Employee compensation	39,111
Office	29,641
Depreciation	389
Professional fees	37,177
Insurance	18,980
Consulting	27,762
Travel and entertainment	78,543
Occupancy	36,948
Licenses and registration fees	6,218
Bad debt expense	19,817
State taxes	8,986
Total expenses	875,234
Net loss	$(92,834)

The accompanying notes are an integral part of the financial statements

K&Z PARTNERS, LLC

Statement of Changes in Member's Equity

For The Year Ended December 31, 2006

Balance, beginning	$ 127,441
Net loss for the year	(92,834)
Member contributions	10,000
Member withdrawals	(7,500)
Balance, ending	$ 37,107

The accompanying notes are an integral part of the financial statements

K&Z PARTNERS, LLC

Statement of Cash Flows

For The Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$(92,834)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	389
Gain on sale of fixed assets	(4,392)
Decrease in:	
Accounts receivable	38,128
Other assets	35,673
Decrease in:	
Accounts payable and accrued expenses	(5,255)
Security deposit liability	(29,900)
Net cash used in operating activities	(58,191)
Cash flows from investing activities:	
Proceeds from sale of fixed assets	11,000
Member contributions	10,000
Member withdrawals	(7,500)
Net cash provided by investing activities	13,500
Net decrease in cash and cash equivalents	(44,691)
Cash and cash equivalents, beginning of year	92,281
Cash and cash equivalents, end of year	$ 47,590

The accompanying notes are an integral part of the financial statements

K&Z PARTNERS, LLC

Notes To The Financial Statements

For The Year Ended December 31, 2006

Note 1 - Summary of Significant Accounting Policies:

Organization

K&Z Partners, LLC (the "Company") was formed as a Limited Liability Company on September 2, 1998, and registered as a broker/dealer on September 1, 2003, to provide asset and risk management consulting advice to high net worth individuals and institutions. The member's liability is limited to the assets of the Company. The Company operates as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. (the "NASD") in order to carry on business as a registered broker. The Company does not carry customer accounts; as such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Income Recognition

The Company recognizes and records advisory and consulting fees when performance is substantially completed.

Furniture and Fixtures

The Company records furniture and fixtures at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five years.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flow information: State taxes paid in 2006 were $8,986.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and a net capital requirement of $22,868 and $5,000, respectively. The Company's net capital ratio was 1.0811 to 1 at December 31, 2006. This ratio is in compliance with Rule 15c3-1 at December 31, 2006.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Leases:

The Company leased its office space and two copiers through February 2006 under an operating lease. In addition, the Company also licensed for use part of its office space. The office space lease agreement as well as the license agreements terminated February 2006. The Company has a lease arrangement for a copier accounted for as an operating lease. The agreement will terminate in February 2009.

Rental expense for the year ended December 31, 2006, was $40,230.

Future net minimum payments are estimated to be:

2007	$	3,300
2008		3,300
2009		550

Note 4 - Income Taxes:

The Company is a limited liability company where the member is individually responsible for income taxes that result from the Company's operations. The Company is still liable for certain state taxes.

Note 5 - Related Party Transactions:

The Company currently occupies space of an entity whereby the Company derives certain revenues. Currently, the Company does not pay rent for the space.

K&Z PARTNERS, LLC

Computation of Net Capital

For The Year Ended December 31, 2006

Total member's equity from statement of financial condition	$ 37,107
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	14,239
Net capital	$ 22,868

K&Z PARTNERS, LLC

Notes to Computation of Net Capital

For The Year Ended December 31, 2006

1. Nonallowable assets:

Nonallowable assets from the statement of financial condition:	
Accounts receivable	$ 14,059
Other assets	180
	$ 14,239

2. Haircut on investments:

2% Haircut - money market funds	$ --

3. Net capital reconciliations:

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2006	$ 27,084
Audit adjustments	(4,216)
	$ 22,868

K&Z PARTNERS, LLC

Computations of Basic Net Capital Requirement and Aggregate Indebtedness

For The Year Ended December 31, 2006

Minimum net capital required (6 2/3% of $24,722)	$ 1,648
Minimum net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 17,868
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 20,396

Computation of Aggregate Indebtedness:

Total aggregate indebtedness	$ 24,722
Ratio of aggregate indebtedness to net capital	1.0811 to 1



KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Member
K&Z Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of K&Z Partners, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



K&Z Partners, LLC
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 5, 2007

END